Exhibit A

Identification of Subsidiary

Uber Technologies, Inc. (the “Reporting Person”) has filed the accompanying Schedule 13G pursuant to Rule 13d-1(c). The Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) and American Depositary Shares, each representing three Class A Ordinary Shares, of WeRide Inc. reported in the accompanying Schedule 13G are held directly by SMB Holding Corporation, a wholly-owned, indirect subsidiary of the Reporting Person.